UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Brownshire Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

116136 10 2
(CUSIP Number)

Steven A. Rothstein
Box 2273 Loop Station
Chicago, Illinois 60690
(401) 744-4848
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.116136 10 2	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)		GDSC Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	9,502,280
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	9,502,280
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,502,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		95.0%
14	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP NO.116136 10 2	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)		Steven A. Rothstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	175,248
	8	SHARED VOTING POWER	9,502,280
	9	SOLE DISPOSITIVE POWER	175,248
	10	SHARED DISPOSITIVE POWER	9,502,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,677,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		95.1%
14	TYPE OF REPORTING PERSON (see instructions)		IN

CUSIP NO.116136 10 2	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)		Norman S. Lynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	250,000
	8	SHARED VOTING POWER	9,502,280
	9	SOLE DISPOSITIVE POWER	250,000
	10	SHARED DISPOSITIVE POWER	9,502,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,752,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		95.1%
14	TYPE OF REPORTING PERSON (see instructions)		IN

CUSIP NO.116136 10 2	13D	Page 5 of 13 Pages

Item 1.                 Security and Issuer.

This Joint Statement (the “Statement”) on Schedule 13D is filed in relation to the Common Stock, $0.001 par value (“Common Stock”) of Brownshire Holdings, Inc., a Nevada corporation (the “Company”).  The Company’s principal executive office address is 660 LaSalle Place, Suite 200, Highland Park, Illinois 60035.

Item 2.                 Identity and Background.

(a)   This Statement is jointly filed by:

•	GDSC Acquisitions, LLC (“Acquisitions”), a Delaware limited liability company that is managed by certain of its members as listed below;

•	Steven A. Rothstein (“Rothstein”), a managing member of Acquisitions and a director and officer of the Company; and

•	Norman S. Lynn (“Lynn”), a managing member of Acquisitions and a director and officer of the Company.

(b)-(c)      The business address of Acquisitions is 660 LaSalle Place, Suite 200, Highland Park, Illinois 60035. Acquisitions is a limited liability company organized under the laws of the State of Delaware.  Acquisitions was formed to acquire shares of the Company’s Common Stock and engages in no active business other than investment of its assets.

The business address of Rothstein is Box 2273 Loop Station, Chicago, Illinois 60690.  Rothstein currently serves as an associated person with InterOcean Securities, a registered broker-dealer firm, and is a managing member of Acquisitions.  Rothstein also is the President and a director of the Company.

The business address of Lynn is 660 LaSalle Place, Suite 200, Highland Park, Illinois 60035.  Lynn currently serves as the Chief Operating Officer of N.D. Management Co., Inc., an investment and asset management firm, and is a managing member of Acquisitions. Lynn also serves as Vice President, Secretary, and Treasurer and as a director of the Company.

(d)            During the last five years, none of Acquisitions, Rothstein, or Lynn has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

(e)            During the last five years, none of Acquisitions, Rothstein, or Lynn has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Rothstein and Lynn are United States citizens.

Item 3.                 Source and Amount of Funds or Other Consideration.

During 2006, the Company filed a registration statement on Form 10-SB to register its Common Stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).  The registration statement became effective December 16, 2006, such that the Company is now subject to the reporting requirements of the Exchange Act.

As noted in the Company’s registration statement on Form 10-SB, the Company is the successor to Gateway Data Sciences Corporation (“GDSC”).  Mr. Rothstein was a director or GDSC and acquired 1,532 shares of GDSC’s common stock prior to the date on which GDSC filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code.  On June 26, 2002, the Bankruptcy Court confirmed the Trustee’s Plan of Reorganization (the “Plan”).  The Plan was subsequently modified and became effective on December 5, 2002.

CUSIP NO.116136 10 2	13D	Page 6 of 13 Pages

As of the effective date of the Plan, (i) GDSC was reconstituted as the Company; (ii) all of the assets of GDSC, other than a pool of assets that were set aside to satisfy certain claims of certain creditors (the “Creditors’ Pool”), vested in the Company; (iii) all equity interests in GDSC were cancelled and the Company issued 500,120 shares of its Common Stock to the former stockholders of GDSC; and (iv) the Company issued 9,502,280 shares of Common Stock to Acquisitions in exchange for $250,000 payable by Acquisitions to the Creditors’ Pool.  As a result of this reorganization, the 1,532 shares of GDSC common stock held by Mr. Rothstein became 248 shares of the Company’s Common Stock.

On September 28, 2006, the Company granted warrants to acquire an aggregate of 250,000 shares of Common Stock at an exercise price of $0.01 per share to each of Rothstein and Lynn as compensation for their services as directors and officers the Company.  The warrants are fully vested and expire on September 28, 2016.  In April 2007, Rothstein transferred 75,000 of his warrants to a third party without consideration.

Item 4.                 Purpose of Transaction.

As reflected in the Company’s Form 10-SB, the Company currently has assets of nominal value and no revenue and is a “shell company” as defined pursuant to Rule 12b-2 under the Exchange Act.  Acquisitions was formed for the purpose of acquiring 95% of the Common Stock as part of the Plan.  Acquisitions, Rothstein, and Lynn seek to cause the Company to acquire the assets or voting securities of one or more other companies that are actively engaged in a business that generates revenues in exchange for securities of the Company, or to be acquired by such a company.  As of the date of this Statement, the Company has not identified a particular acquisition target or entered into any negotiations regarding any such acquisition.

Acquisitions, Rothstein, and Lynn currently intend to maintain the Company as a shell company until a merger or acquisition is consummated.  As reflected in the Company’s Form 10-SB, the Company currently anticipates that its cash requirements will be minimal until it completes such a merger or acquisition and that Acquisitions, Rothstein, Lynn, or their affiliates will provide the financing that may be required for the Company’s limited operations prior to completing such a transaction, although they have no commitment or obligation to provide such financing to the Company.

The Company currently has no employees.  Rothstein and Lynn have agreed to allocate a portion of their time to the activities of the Company, without cash compensation.  Rothstein and Lynn anticipate that the Company can implement its business plan by devoting a portion of their available time to the Company’s business affairs.

Item 5.                 Interest in Securities of the Issuer.

(a)-(b)   Acquisitions owns an aggregate of 9,502,280 shares of Common Stock, representing 95.0% of the outstanding shares of Common Stock.  Acquisitions has sole voting and dispositive power with respect to such shares.

Steven A. Rothstein is the direct owner of (a) 248 shares of the Company’s Common Stock and (b) warrants to acquire 175,000 shares of Common Stock that are vested and exercisable.  Rothstein has sole voting and dispositive power over the shares of Common Stock that he owns directly and that are issuable upon exercise of the warrants. Additionally, as a managing member of Acquisitions, he may be deemed to beneficially own and to have shared voting and dispositive power over 9,502,280 shares of Common Stock owned by Acquisitions.  Accordingly, Rothstein may be deemed to beneficially own in the aggregate 9,677,528 shares of Common Stock, or 95.1% of the Company’s outstanding Common Stock.  Rothstein disclaims beneficial ownership of all shares of Common Stock held by Acquisitions except to the extent that his individual interest in such shares arises from his interest in Acquisitions, as a member of Acquisitions.

CUSIP NO.116136 10 2	13D	Page 7 of 13 Pages

         Norman S. Lynn is the direct owner of warrants to acquire 250,000 shares of Common Stock that are vested and exercisable.  Lynn has sole voting and dispositive power over the shares of Common Stock that are issuable upon exercise of the warrants.  Additionally, as a managing member of Acquisitions, he may be deemed to beneficially own and to have shared voting and dispositive power over 9,502,280 shares of Common Stock owned by Acquisitions.  Accordingly, Lynn may be deemed to beneficially own in the aggregate 9,752,280 shares of Common Stock, or 95.1% of the Company’s outstanding Common Stock.  Lynn disclaims beneficial ownership of all shares of Common Stock held by Acquisitions except to the extent that his individual interest in such shares arises from his interest in Acquisitions, as a member of Acquisitions.

(c)           None of the reporting persons has engaged in any transactions in shares of Common Stock in the 60 days prior to the filing of this Statement.

(d)           The members of Acquisitions (including Rothstein and Lynn) will have the right to receive dividends from, or the proceeds from the sale of, shares of Common Stock held by Acquisitions in proportion to their respective ownership interests in Acquisitions.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                 Material to be Filed as Exhbits.

Exhibit A	Joint filing agreement of the signatories to this Statement.

Exhibit B	Powers of Attorney

CUSIP NO.116136 10 2	13D	Page 8 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 10, 2007	GDSC Acquisitions, LLC By: /s/ Norman S. Lynn Norman S. Lynn, Managing Member
Dated: July 10, 2007	By: /s/ Steven A. Rothstein Steven A. Rothstein
Dated: July 10, 2007	By: /s/ Norman S. Lynn Norman S. Lynn

CUSIP NO.116136 10 2	13D	Page 9 of 13 Pages

Exhibit Index

Exhibit A	Joint filing agreement of the signatories to this Statement.

Exhibit B                 Powers of Attorney

CUSIP NO.116136 10 2	13D	Page 10 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Statement on Schedule 13D filed herewith (and any amendments thereto) relating to shares of Common Stock of Brownshire Holdings, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended on behalf of each of the undersigned.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Dated: July 10, 2007	GDSC Acquisitions, LLC By: /s/ Norman S. Lynn Norman S. Lynn, Managing Member
Dated: July 10, 2007	By: /s/ Steven A. Rothstein Steven A. Rothstein
Dated: July 10, 2007	By: /s/ Norman S. Lynn Norman S. Lynn

CUSIP NO.116136 10 2	13D	Page 11 of 13 Pages

EXHIBIT B

Power of Attorney

The undersigned (the “Reporting Person”) hereby constitutes and appoints Jere M. Friedman, or such other person or entity as is designated in writing by Jere M. Friedman, as the Reporting Person’s true and lawful attorney-in-fact to:

(1)  prepare, execute, and timely file for and on behalf of such Reporting Person individually, or jointly together with any other persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5), and any amendment or amendments thereto, that such Reporting Person may be required to file with the Securities and Exchange Commission and any securities exchange or trading market pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Securities Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to such Reporting Person’s ownership of, or transactions in, securities of Brownshire Holdings, Inc., a Nevada corporation (the “Company”), that are (or that may be deemed to be) beneficially owned (directly or indirectly) by such Reporting Person; and

(2)  take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The authority of the attorney-in-fact or such attorney-in-fact’s substitute or substitutes under this Power of Attorney with respect to the Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Company, unless earlier revoked in writing by the Reporting Person.

The Reporting Person acknowledges that neither the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, nor the Company assumes (i) any of such Reporting Person’s responsibilities to comply with the Securities Act or the Exchange Act; (ii) any liability of such Reporting Person for any failure to comply with such requirements; or (iii) any obligation or liability of such Reporting Person for profit disgorgement under Section 16(b) of the Exchange Act or for any other liabilities under the Securities Act or Exchange Act.  The Reporting Person also acknowledges that this Power of Attorney does not relieve such Reporting Person from responsibility for compliance with such Reporting Person’s obligations under the Securities Act or the Exchange Act including, without limitation, the reporting requirements of Section 13 and Section 16 of the Exchange Act.

IN WITNESS WHEREOF, the Reporting Person has caused this Power of Attorney to be executed as of the date set forth beside such Reporting Person’s name.

July 10, 2007	GDSC Acquisitions, LLC, a Delaware limited liability company

/s/ Norman S. Lynn
Norman S. Lynn, Managing Member

CUSIP NO.116136 10 2	13D	Page 12 of 13 Pages

Power of Attorney

The undersigned (the “Reporting Person”) hereby constitutes and appoints Jere M. Friedman, or such other person or entity as is designated in writing by Jere M. Friedman, as the Reporting Person’s true and lawful attorney-in-fact to:

(1)  prepare, execute, and timely file for and on behalf of such Reporting Person individually, or jointly together with any other persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5), and any amendment or amendments thereto, that such Reporting Person may be required to file with the Securities and Exchange Commission and any securities exchange or trading market pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Securities Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to such Reporting Person’s ownership of, or transactions in, securities of Brownshire Holdings, Inc., a Nevada corporation (the “Company”), that are (or that may be deemed to be) beneficially owned (directly or indirectly) by such Reporting Person; and

(2)  take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The authority of the attorney-in-fact or such attorney-in-fact’s substitute or substitutes under this Power of Attorney with respect to the Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Company, unless earlier revoked in writing by the Reporting Person.

The Reporting Person acknowledges that neither the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, nor the Company assumes (i) any of such Reporting Person’s responsibilities to comply with the Securities Act or the Exchange Act; (ii) any liability of such Reporting Person for any failure to comply with such requirements; or (iii) any obligation or liability of such Reporting Person for profit disgorgement under Section 16(b) of the Exchange Act or for any other liabilities under the Securities Act or Exchange Act.  The Reporting Person also acknowledges that this Power of Attorney does not relieve such Reporting Person from responsibility for compliance with such Reporting Person’s obligations under the Securities Act or the Exchange Act including, without limitation, the reporting requirements of Section 13 and Section 16 of the Exchange Act.

IN WITNESS WHEREOF, the Reporting Person has caused this Power of Attorney to be executed as of the date set forth beside such Reporting Person’s name.

                July 10, 2007                                                                                   /s/ Steven A. Rothstein
                                                                                                                           Steven A. Rothstein

CUSIP NO.116136 10 2	13D	Page 13 of 13 Pages

Power of Attorney

The undersigned (the “Reporting Person”) hereby constitutes and appoints Jere M. Friedman, or such other person or entity as is designated in writing by Jere M. Friedman, as the Reporting Person’s true and lawful attorney-in-fact to:

(1)  prepare, execute, and timely file for and on behalf of such Reporting Person individually, or jointly together with any other persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4, and Form 5), and any amendment or amendments thereto, that such Reporting Person may be required to file with the Securities and Exchange Commission and any securities exchange or trading market pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Securities Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to such Reporting Person’s ownership of, or transactions in, securities of Brownshire Holdings, Inc., a Nevada corporation (the “Company”), that are (or that may be deemed to be) beneficially owned (directly or indirectly) by such Reporting Person; and

(2)  take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The authority of the attorney-in-fact or such attorney-in-fact’s substitute or substitutes under this Power of Attorney with respect to the Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Company, unless earlier revoked in writing by the Reporting Person.

The Reporting Person acknowledges that neither the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, nor the Company assumes (i) any of such Reporting Person’s responsibilities to comply with the Securities Act or the Exchange Act; (ii) any liability of such Reporting Person for any failure to comply with such requirements; or (iii) any obligation or liability of such Reporting Person for profit disgorgement under Section 16(b) of the Exchange Act or for any other liabilities under the Securities Act or Exchange Act.  The Reporting Person also acknowledges that this Power of Attorney does not relieve such Reporting Person from responsibility for compliance with such Reporting Person’s obligations under the Securities Act or the Exchange Act including, without limitation, the reporting requirements of Section 13 and Section 16 of the Exchange Act.

IN WITNESS WHEREOF, the Reporting Person has caused this Power of Attorney to be executed as of the date set forth beside such Reporting Person’s name.

July 10, 2007	/s/ Norman S. Lynn
   Norman S. Lynn